
December 30, 2014

<u>Via E-mail</u>
Mr. William A. Sullivan
Chief Financial Officer and Treasurer
Merrimack Pharmaceuticals, Inc.
One Kendall Square, Suite B7201
Cambridge, MA 02139

 Re: **Merrimack Pharmaceuticals, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed March 4, 2014
     Form 10-Q for the Quarterly Period Ended September 30, 2014
     Filed November 10, 2014
     File No. 001-35409

Dear Mr. Sullivan:

   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

   After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filings.

<u>Form 10-Q for quarterly period ended September 30, 2014</u>
<u>Notes to Condensed Consolidated Financial Statements</u>
<u>4. License and Collaboration Agreements, page 12</u>

1. Please tell us your basis for classifying $46.5 million of the $100 million upfront payment received from Baxter as a current liability at September 30, 2014. Please provide us proposed disclosure to be included in future filings, as required by ASC 605-25-50-2, that discloses the expected general timing for the deliverables under this arrangement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Frank Wyman at (202) 551-3660 or Dana Hartz at (202) 551-3648 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant